SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES FULL YEAR NET PROFIT OF €105M

FARES FALL 8% AS TRAFFIC GROWS 15% TO 59M  PASSENGERS

PROFITS EXPECTED TO DOUBLE TO OVER €200M IN CURRENT YEAR.

Ryanair, Europe's largest low fare airline today (2 June) announced a full year Net Profit of €105m (ahead of market expectations) despite suffering substantially higher oil prices during a year in which fuel costs rose by €466m (+59%) to €1,257m. Revenues rose by 8% to €2,942m as air fares fell 8% and traffic grew 15% to 58.5m. Ryanair has now grown to be the Europe's largest airline having overtaken Air France, BA and Lufthansa's passenger numbers and market capitalisation.

Summary Table of Results (IFRS) - in euro

Full Year Results	Mar 31, 2008	Mar 31, 2009	% Change
Passengers	50.9m	58.5m	+15%
Revenue	€2,714m	€2,942m	+8%
Adjusted Profit/(Loss) after Tax (Note 1)	€480.9m	€105.0m	-78%
Adjusted Basic EPS(euro cent)(Note 1)	31.81	7.10	-78%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"Despite the global recession and record high oil prices Ryanair's lowest fare/lowest cost airline services again delivered traffic growth and profitability which demonstrates the fundamental strength of the Ryanair model. The principal highlights of the past year included:-

•  After tax profit of €105m.

•  Traffic growth of 15% to 59m.

•  18 net new aircraft (year end fleet 181 Boeing 737-800 aircraft).

•  6 new bases at Alghero, Birmingham, Bologna, Bournemouth, Cagliari, and

  Edinburgh.

•  223 new routes.

•  BAA airport monopoly broken up - Gatwick, Stansted and Edinburgh to be sold.

• EU's  Charleroi state aid decision dismissed by the European courts.

• Passenger service further improved (No 1 on time major airline).

To deliver a Net Profit of €105m (although a disappointing €376m decline over last year's figure) was a robust performance during a year of record high oil prices when our fuel bill jumped by €466m (up 59%). In a year when most airline competitors announced large losses, Ryanair's profit exceeded our previous guidance. Average fares (due to the global recession and weaker Sterling) fell by 8% to €40, but this was largely funded by a 3% reduction in non fuel operating costs. The recession and declining consumer confidence is proving to be good for Ryanair's growth, as millions of passengers switch to our lower fares. All of our major competitors have reported material reductions in short-haul capacity and traffic. Ryanair will continue to lower fares to stimulate traffic growth, maintain high load factors and win more shorthaul traffic from our high fare competitors.

Ancillary revenues grew by 23% to €598m. We have now achieved our target of 20% of revenues (18% last year) one year ahead of schedule. Our onboard mobile telephony service trial commenced at the end of February and is now available on over 40 aircraft based in Ireland and Italy. Early indications prove that consumers love this service and penetration rates continue to rise. While initial revenues will be small, we believe that in-flight communications will make a meaningful contribution to ancillary profit growth in future years if this trial proves successful.

Fuel costs rose by €466m (59%) to €1.257bn and accounted for 45% of our operating costs compared to 37% in fiscal '08. We have taken advantage of recent falls in jet fuel prices to extend our hedging programme for FY'10 to 90% for the first 3 quarters at an average price of approx. $620 per tonne and 5% of Q4 at approx. $490 per tonne. Assuming that we hedge the balance of our fuel requirements at current rates this would reduce our fuel bill by approx. €450m in FY'10. Excluding fuel, other operating costs fell by 3% on a per passenger basis.

Competitive Environment

Most of our competitors are reporting material traffic and yield declines which has led to greater losses and an accelerating trend of airline closure/consolidations. European air travel is increasingly dominated by 4 major airlines comprising 3 high fare airline groups (led by Air France, BA & Lufthansa) and one very large low fares airline, Ryanair. Ryanair's continued fare cuts and traffic growth has seen us overtake Lufthansa's traffic figures in March 09 to finally become Europe's largest airline by both traffic and market cap. We are determined to ensure that Europe's consumers and airports will always have real competition and a choice over high fare, fuel surcharging airlines like Air France, BA, and Lufthansa.

Airline	Traffic	Market Cap 1 May ‘09
1. Ryanair	67m	€5.3bn
2. Lufthansa	56m	€4.5bn
3. Air France	52m	€3.4bn
4. British Airways	33m	€2.0bn

Airport Costs

Significant reductions in capacity across Europe has led to Ryanair being besieged by many large and small airports who are aggressively competing with lower costs and more efficient facilities to attract Ryanair to grow in their markets. This recession is delivering real cost benefits for Ryanair through the combination of a weaker dollar, lower interest rates, lower airport costs, and lower unit costs. It is also encouraging passengers to become much more price sensitive which is why they are switching to Ryanair's low fares and unbeatable customer service over all other competitors.

The break-up of the UK's BAA airport monopoly has finally forced the welcome sale of Gatwick and Stansted airports in London, and Edinburgh in Scotland. This breakup cannot come a moment too soon for UK consumers and airport users. We need real competition between these UK airports to deliver efficient additional capacity at much lower cost than the over specified Taj Mahal palaces preferred by the high charging BAA monopoly. Regulation of the BAA by the clueless economists of the CAA over the past 20 years has utterly failed to protect consumers, yet Harry Bush has again approved further unjustified airport price increases in Stansted at a time when competitor airports across the UK and Europe are lowering prices. The sooner this inept and hopelessly out of touch regulator is booted out the better.

Travel Taxes

In Ireland our tourism industry is collapsing with 600,000 fewer passengers using the DAA's high cost Dublin airport in the first quarter of 2009 alone. This tourism collapse will accelerate following the 30 March introduction of the government's suicidal €10 tourist tax. Ireland is now facing a loss of over 3m passengers at its airports in 2009.

We again call on the Irish government to remove this self defeating tourist tax, reduce the DAA's monopoly charges, make Ireland a more competitive tourist destination again, and reverse this year's collapse in visitor numbers. The Belgian and the Dutch governments have already realised that tourism cannot be stimulated by taxing tourists and have sensibly decided to scrap their tourist taxes.

The Greek and Spanish governments are also reducing airport charges, in some cases to zero, and we believe that the Irish government should follow their example and scrap this tourist tax before even further damage is done to Irish tourism.

Regulatory Developments

In Ireland we continue to suffer under an incompetent aviation regulator who has now been criticised by the Irish government's own appeals panel for 'passive regulation'. We again call on this useless and clueless regulator to resign and let competing terminals at Dublin airport lead to lower costs where Mr Guiomard has hopelessly failed.

We achieved a landmark victory in December when the ECFI dismissed the EU Commissions 2004 Charleroi state aid decision. This is not just a success for Ryanair but also for European consumers, and regional airports who can now work actively with Ryanair to increase their traffic and business using the EU's approved Market Economy Investor Principal (MEIP) to enable them to lower costs and grow profitability. We also welcome the recent EU Commissions decision on the illegal state aid (in the form of discounted domestic airport charges) received by Air France at French regional airports and we hope that these monies, which amount to over €1bn, will be repaid in due course by Air France.

Aer Lingus

As we advised at the time we withdrew our €1.40 per share offer in January, we believe that Aer Lingus faces a bleak future as a loss making, subscale, regional airline, which has a high cost base and declining traffic numbers. This has recently been confirmed by Aer Lingus' 2008 results which revealed an enormous after tax loss of €108m and forecast further substantial losses again in 2009. Aer Lingus continues to lose traffic on both its short and longhaul routes, and we believe it is suffering material losses at its two new bases in Belfast and Gatwick. We have urged the Board of Aer Lingus to take the action necessary to, stem these losses, reduce costs, lower fares, and restore the airline to growth and profitability. Sadly they continue to ignore our advice. It is hard to have any confidence in Mr Barrington or the Board, who have presided over yet another collapse in Aer Lingus' share price from over €1.30 in January to less than €0.60 in May. We believe Aer Lingus should start a new cost reduction programme by slashing its bloated non-executive director's fees to levels more appropriate for a company with a market cap of just €300m. Ryanair has and will continue to support sensible cost reduction measures in Aer Lingus but sadly we have no influence or control over this government and trade union ran airline.

We have at the year end written down our investment in Aer Lingus by a further €222m to a current value of just €93m which reflects Aer Lingus' year end share price of just €0.59. We remain deeply concerned about the future of Aer Lingus which continues to lose traffic, suffer rising losses and falling cash balances under a board which has shown it has no vision and no strategy for improving shareholder value.

Balance Sheet

Ryanair's balance sheet continues to be one of the strongest in the industry with €2.3bn in cash and rising. Our large floating cash deposits provide a "no-cost" hedge to our floating debt but we intend to take advantage of historically low interest rates to lock in a portion of our 2009 aircraft deliveries at low fixed interest rates. Our long term dollar hedging strategy means that in 2009/10 we will be purchasing new aircraft at exceptionally low prices with a €/$ exchange rate of 1.46 which is significantly better than current market rates. We have recently completed the financing of 45 aircraft which deliver between October 2009 and September 2010 at very competitive rates, and as a result we are now fully financed for the next 16 months.

Outlook for 2009/10

In fiscal 2009/10 we expect to grow traffic by 15% to 67m. Significantly lower oil prices has encouraged us to restart hedging and Ryanair is now 90% hedged for the first 3 quarters of the coming year at much lower prices than competitors. If oil prices remain at current levels then our full year fuel bill will be €450m lower. We expect operating costs per passenger (excluding fuel) will also fall by approx. 5% and we intend to use these reductions in both fuel and other unit costs to drive fares materially lower. Lower fares will help Ryanair to grow traffic, maintain high load factors and, despite a deep recession - gain traffic from high fare competitors. While we have limited visibility on bookings we expect that a combination of a deep recession, weaker sterling and our own capacity growth will cause average fares to fall by between 15% to 20% this year to as little as €32 per passenger.

On the basis of these fuel and yield expectations (which carry a heavy health warning) we currently expect that after tax profits for the coming year will at least double to a range of between €200m to €300m.

At a time when all of our competitors are suffering increasing costs, Ryanair uniquely is reducing unit costs in the current year. In this recessionary environment we intend to continue to offer European consumers, more competition, more choice, and even better value just like Aldi, Lidl, IKEA and McDonalds are doing in their respective industries. The dramatic traffic declines, stalled growth, and increased losses being suffered by our competitors will inevitably lead to further consolidation and fewer players at the end of this recession. Ryanair as the largest of the big four European carriers expects to significantly increase traffic, market share, and profits this year, while at the same time substantially reducing average fares for the benefit of our passengers, our people and shareholders".

ENDS.

Note 1 - Excludes year end March 2009 exceptional items i) accelerated depreciation of €51.6m on aircraft disposals in financial years ended 31 March, 2009 and 2010 and ii) a further €222.5m write down of our investment in Aer Lingus to a year end value of €93.2m.

The comparable year end March 2008 excludes exceptional items of i) a €10.6m Net of Tax gain from the disposal of 5 aircraft, ii) an accelerated depreciation of €9.3m on 15 aircraft to be disposed in financial years ended March 31 2009 and 2010, and iii) a €91.6m write down of our investment in Aer Lingus to a year end value of €311.5m.

For further information	Howard Millar	Pauline McAlester
please contact:	Ryanair Holdings Plc	Murray Consultants
www.ryanair.com	Tel: 353-1-8121212	Tel: 353-1-4980300

Ryanair Holdings plc
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2009 measured in accordance with IFRS (unaudited)

	At Mar 31,	At Mar 31,
	2009	2008
	€'000	€'000
Non-current assets
Property, plant and equipment	3,644,824	3,582,126
Intangible assets	46,841	46,841
Available for sale financial assets	93,150	311,462
Derivative financial instruments	59,970	-
Total non-current assets	3,844,785	3,940,429

Current assets
Inventories	2,075	1,997
Other assets	91,053	169,580
Current tax	33,899	1,585
Trade receivables	41,791	34,178
Derivative financial instruments	129,962	10,228
Restricted cash	291,601	292,431
Financial assets: cash > 3months	403,401	406,274
Cash and cash equivalents	1,583,194	1,470,849
Total current assets	2,576,976	2,387,122

Total assets	6,421,761	6,327,551

Current liabilities
Trade payables	132,671	129,289
Accrued expenses and other liabilities	905,715	919,349
Current maturities of debt	202,941	366,801
Derivative financial instruments	137,439	141,711
Total current liabilities	1,378,766	1,557,150

Non-current liabilities
Provisions	71,964	44,810
Derivative financial instruments	54,074	75,685
Deferred income tax	189,848	148,088
Other creditors	106,549	99,930
Non-current maturities of debt	2,195,499	1,899,694
Total non-current liabilities	2,617,934	2,268,207

Shareholders' equity
Issued share capital	9,354	9,465
Share premium account	617,426	615,815
Capital redemption reserve	493	378
Retained earnings	1,777,727	2,000,422
Other reserves	20,061	(123,886)
Shareholders' equity	2,425,061	2,502,194

Total liabilities and shareholders' equity	6,421,761	6,327,551

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2009 measured in accordance with IFRS (unaudited)

	Pre Exceptional	Exceptional	IFRS Year	Pre Exceptional	Exceptional	IFRS Year
	Results	Items	ended	Results	Items	ended
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2009	2009	2009	2008	2008	2008
	€'000	€'000	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	2,343,868	-	2,343,868	2,225,692	-	2,225,692
Ancillary revenues	598,097	-	598,097	488,130	-	488,130
Total operating revenues -continuing operations	2,941,965	-	2,941,965	2,713,822	-	2,713,822
Operating expenses
Staff costs	309,296	-	309,296	285,343	-	285,343
Depreciation	204,528	51,589	256,117	165,332	10,617	175,949
Fuel & oil	1,257,062	-	1,257,062	791,327	-	791,327
Maintenance, materials & repairs	66,811	-	66,811	56,709	-	56,709
Marketing & distribution costs	12,753	-	12,753	17,168	-	17,168
Aircraft rentals	78,209	-	78,209	72,670	-	72,670
Route charges	286,559	-	286,559	259,280	-	259,280
Airport & handling charges	443,387	-	443,387	396,326	-	396,326
Other	139,140	-	139,140	121,970	-	121,970
Total operating expenses	2,797,745	51,589	2,849,334	2,166,125	10,617	2,176,742
Operating profit - continuing operations	144,220	(51,589)	92,631	547,697	(10,617)	537,080
Other income/(expenses)
Loss on impairment of available for sale financial asset	-	(222,537)	(222,537)	-	(91,569)	(91,569)
Gain on disposal of property, plant & equipment	-	-	-	-	12,153	12,153
Finance income	75,522	-	75,522	83,957	-	83,957
Finance expense	(130,544)	-	(130,544)	(97,088)	-	(97,088)
Foreign exchange gain/(loss)	4,441	-	4,441	(5,606)	-	(5,606)
Total other income/(expenses)	(50,581)	(222,537)	(273,118)	(18,737)	(79,416)	(98,153)
(Loss)/profit before tax	93,639	(274,126)	(180,487)	528,960	(90,033)	438,927
Tax on profit on ordinary activities	11,314	-	11,314	(48,027)	(192)	(48,219)
(Loss)/profit for the period- all attributable to equity holders of parent	104,953	(274,126)	(169,173)	480,933	(90,225)	390,708
Earnings per ordinary share (in € cent)
Basic	7.10		(11.44)	31.81		25.84
Diluted	7.08		(11.44)	31.53		25.62
Weighted average no. of ordinary shares (in 000's)
Basic	1,478,472		1,478,472	1,512,012		1,512,012
Diluted	1,481,223		1,478,472	1,524,935		1,524,935

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Cashflow Statement for the year ended March 31, 2009 measured in accordance with IFRS (unaudited)

	Year	Year
	ended	ended
	Mar 31,	Mar 31,
	2009	2008
	€'000	€'000
Operating activities
(Loss)/profit before tax	(180,487)	438,927

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	256,117	175,949
(Increase)/decrease in inventories	(78)	423
(Increase) in trade receivables	(7,613)	(10,766)
Decrease/(increase) in other current assets	73,757	(35,899)
Increase in trade payables	3,382	2,046
Increase in accrued expenses	13,323	80,629
Decrease in other creditors	(1,518)	(7,287)
Increase in maintenance provisions	27,154	16,091
(Gain) on disposal of property, plant and equipment	-	(12,153)
Loss on impairment of available for sale financial asset	222,537	91,569
Decrease/(increase) in finance income	4,770	(985)
Decrease/(increase) in finance expense	(3,457)	1,235
Retirement costs	(1)	431
Share based payments	3,757	10,925
Income tax refunded/(paid)	1,491	(47,234)
Net cash provided by operating activities	413,134	703,901

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(702,038)	(937,115)
Proceeds from sale of property, plant and equipment	314,227	150,042
Purchase of equities classified as available for sale	(4,225)	(58,114)
Net reduction/(investment) in restricted cash	830	(33,623)
Net reduction in financial assets: cash > 3months	2,873	186,500
Net cash (used in) investing activities	(388,333)	(692,310)

Financing activities
Shares purchased under share buy back programme	(46,015)	(299,994)
Net proceeds from shares issued	1,615	8,403
Proceeds from long term borrowings Repayments of long term borrowings	459,000 (327,056)	646,392 (241,962)
Net cash provided by/(used in) financing activities	87,544	112,839

Increase in cash and cash equivalents	112,345	124,430
Cash and cash equivalents at beginning of the year	1,470,849	1,346,419
Cash and cash equivalents at end of the year	1,583,194	1,470,849

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2009	2008
	€'000	€'000

Net actuarial (loss)/gain from retirement benefit plans	(7,507)	4,497
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net change in fair value of cash flow hedges transferred to profit and loss	(115,639)	(129,960)
Effective portion of changes in fair value of cash flow hedges	255,829	26,768
Net movements (out of)/into cash flow hedge reserve	140,190	(103,192)

Net (decrease)/increase in fair value of available for sale financial asset	(225,768)	(140,495)
Impairment of available for sale financial asset	225,768	91,569
Net movements (out of)/into equity	-	(48,926)

Income and expenditure recognised directly in equity	132,683	(147,621)

(Loss)/profit for the year	(169,173)	390,708

Total recognised income and expense - attributable to equity shareholders	(36,490)	243,087

Reconciliation of results for the period under IFRS to adjusted results for the year ended March 31, 2009

The condensed consolidated preliminary income statements for year ended March 31, 2009, as set forth on page 2 of this preliminary announcement, presents the results for the year separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Group's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

In the current period we have presented an impairment of a financial asset investment and also accelerated depreciation related to aircraft disposals separately because of the unusual nature of these items. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

  Reconciliation of (loss)/profit for the year to adjusted profit for the year

	Year ended Mar 31, 2009	Year ended Mar 31, 2008
	€000	€000

(Loss)/profit for the year - IFRS	(169,173)	390,708

Adjustments
Accelerated depreciation on property, plant and equipment	51,589	10,617
Loss on impairment of available for sale financial asset	222,537	91,569
Gain on sale of property, plant and equipment (net of tax)	-	(11,961)
Adjusted profit for the year	104,953	480,933

Accelerated depreciation  of €51.6m (2008: €10.6m) arose on aircraft disposed in the financial year 2009 and agreements to dispose of aircraft in financial year 2010, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to no gain or loss on disposal.

Impairment charge:   During the year the Group recorded an impairment charge of €222.5m (2008: €91.6m) on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €0.59 per share at March 31, 2009.  These shares are currently trading at approx. €0.65 per share.

Ryanair Holdings plc and Subsidiaries

 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 5.

Exceptional items in the year ended March 31, 2009 amounted to €274.1m (2008: €90.2m) consisting of a €222.5m (2008: €91.6m) impairment of the Aer Lingus shareholding and an accelerated depreciation charge of €51.6m (2008: €10.6m) on aircraft disposed in the financial year 2008 and 2009 and for agreements to dispose of aircraft  in the financial year 2010 and a gain of €12.1m in the year ended March 31,2008 on aircraft disposed in the financial year 2008.

Adjusted profit excluding exceptional items decreased by 78% to €105.0m in the year ended March 31, 2009. Including exceptional items the loss for the year amounted to €169.2m compared to a profit of €390.7m in the year ended March 31, 2008.

Summary year ended March 31, 2009

Profit after tax decreased to €105.0m compared to €480.9m in the year ended March 31, 2008 primarily due to a 59% increase in fuel costs.   Total operating revenues increased by 8% to €2,942.0m, slower than the 15% growth in passenger volumes, as average fares declined by 8% due to the absence of Easter in the year, weaker euro/sterling exchange rates and aggressive fare promotions.  Ancillary revenues grew by 23% to €598.1m during the year.   Total revenue per passenger, as a result, decreased by 6%, whilst the  Load Factor decreased by 1 point to 81% during the year.

Total operating expenses increased by 29% to €2,797.7m, primarily due to the increase in fuel prices, the higher level of activity and increased costs associated with the growth of the airline.  Fuel, which represents 45% of total operating costs compared to 37% in the previous year, increased by 59% to €1,257.1m due to the increase in the price per gallon and an increase in the number of hours flown, offset by a positive movement in the US dollar exchange rate versus the euro.   Unit costs excluding fuel  fell by 3% and including fuel they rose by 12%.    Operating margin fell by 15 points to 5% whilst  operating profit decreased by 74% to €144.2m.

Net margin fell from 18% at March 31, 2008 to 4% for the reasons outlined above.

Adjusted earnings per share for the year was 7.10 euro cent compared to earnings per share of 31.80 euro cent in the year ended March 31, 2008.

Gross cash  increased by €108.6m to €2,278.2m. The Group generated cash from operating activities of €413.1m and a further €314.2m from the sale of 16 Boeing 737-800 aircraft which funded the higher fuel costs, a €46.0m share buy back programme and capital expenditure incurred during the year.  Capital expenditure of €702.0m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of new Boeing 737-800 aircraft.   Long term debt, net of repayments, increased by €131.9m during the year.  The Group had  net debt  of €120.2m at year end compared to net debt of €96.9m at March 31, 2008.

Detailed Discussion and Analysis year ended March 31, 2009

Adjusted profit after tax, decreased by 78% to €105.0m primarily due to higher fuel costs.  Total operating revenues grew by 8% due to a 15% increase in passenger numbers and strong growth in ancillary revenues compared to the year ended March 31, 2008. This however, was partially offset by a decrease in fares due to the absence of Easter, the adverse impact of the movement in euro/sterling exchange rates and aggressive fare promotions.  The growth in revenues was significantly offset by increases in fuel prices, which rose by 59% to €1,257.1m.   Operating margin, as a result, fell by 15 points to 5%, whilst  operating profit decreased by 74% to €144.2m.

Total operating revenues increased by 8% to €2,942.0m, slower than the 15% increase in passenger volumes to 58.5m.   Total revenue per passenger decreased by 6% due to the 8% fall in average fares.

Scheduled passenger revenues increased by 5% to €2,343.9m reflecting a 15% rise in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases. This is offset by an 8% decrease in average fares due to the absence of Easter, lower baggage penetration rates and the adverse impact of the movement in euro/sterling exchange rates and aggressive fare promotions.   Load factor decreased by 1 point to 81%, compared to the year ended March 31, 2008.

Ancillary revenues  continue to outpace the growth of passenger volumes and rose by 23% to €598.1m.  This performance reflects the growth of onboard sales, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 29% to €2,797.7m primarily due to the 59% increase in fuel prices, the higher level of activity, and the increased costs associated with the growth of the airline.

Staff costs increased by 8% to €309.3m.  Excluding a one off charge of €7.0m, for a staff share option grant, in the prior year ended March 31, 2008, staff costs increased by 11%.   This primarily reflects a 21% increase in average employee headcount to 6,369. Cabin crew, who earn lower than the average salary, accounted for the vast majority of the increase in employee headcount.

Depreciation and amortisation increased by 24% to €204.5m. This reflects, net of disposals, an additional 10 aircraft added to the fleet or a 16% increase in the weighted average number of lower cost 'owned' aircraft in the fleet this year compared to the year ended March 31, 2008.

Fuel costs rose by 59% to €1,257.1m due to the higher cost of fuel in the period and a 13% increase in the number of hours flown.

Maintenance costs increased by 18% to €66.8m due to a 23% increase in the number of leased aircraft from 35 to 43 and increased costs arising from increased line maintenance activity at new bases.  These increases were partially offset by a stronger euro versus US dollar exchange rate during the period.

Marketing and distribution costs decreased by 26% to €12.8m due to tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 8% to €78.2m, which is lower than the 23% increase in the number of leased aircraft from 35 to 43 compared to the year ended March 31, 2008, reflecting the positive impact of lower lease rentals obtained and a stronger euro versus US dollar exchange rate.

Route charges rose by 11% to €286.6m due to an increase in the number of sectors flown offset by the positive impact of a stronger euro versus sterling.

Airport and handling charges increased by 12% to €443.4m due to a 15% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Other expenses increased by 14% to €139.1m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margin declined by 15 points to 5% due to the reasons outlined above and operating profits have decreased by 74% to €144.2m compared to the year ended March 31, 2008.

Finance income decreased by 10% to €75.5m primarily due to the impact of lower interest rates resulting from reductions in interest rates and the prudent placement of funds with highly rated and guaranteed financial institutions.

Finance expense increased by 34% to €130.5m primarily  due to the drawdown of debt to part finance the purchase of new aircraft and the restructuring costs incurred in relation to aircraft disposals.

Foreign exchange gains during the period of €4.4m are primarily due to the impact of changes in the US dollar exchange rate against the euro.

Tax credit during the period of €11.3m is primarily due to a deferred tax asset in respect of losses recognised.

Balance sheet

Gross cash  increased by €108.6m to €2,278.2m. The Group generated cash from operating activities of €413.1m and a further €314.2m from the sale of 16 Boeing 737-800 aircraft which funded the higher fuel costs, a €46.0m share buy back programme and capital expenditure incurred during the year. Capital expenditure of €702.0m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of new Boeing 737-800 aircraft.   Long term debt, net of repayments, increased by €131.9m during the year.  The Group had  net debt  of €120.2m at year end compared to net debt of €96.9m at March 31, 2008.

Shareholders' Equity at March 31, 2009 decreased by €77.1m to €2,425.1m, compared to March 31, 2008 due to the impact of IFRS accounting treatment for derivative financial investments, pensions and stock option grants, offset by the €46.0m share buy back and the post exceptional loss of €169.2m in the year. (See details in note 10).

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Preliminary Financial Statements

1.  Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2009 comprise the Company and its subsidiaries (together referred to as the "Group").

 The consolidated financial statements of the Group for the year ended March 31, 2008 are available at www.ryanair.com.

The unaudited condensed consolidated financial information included in the preliminary announcement is prepared based on accounting policies which are consistent with those accounting policies applied in the 2008 annual report. The condensed consolidated financial information for the year ended March 31, 2009 is prepared in accordance with the measurement principles of IFRS as adopted by the EU and in compliance with the measurement principles of IFRSs as issued by the International Accounting Standards Board, which are effective at March 31, 2009.

The condensed consolidated financial information presented herein does not constitute the Company's statutory financial statements for the years ended March 31, 2009 and 2008, within the meaning of the Companies (Amendment) Act, 1986. The statutory financial statements for the year ended March 31, 2009 will be finalised on the basis of the financial information presented by the directors in this preliminary results announcement and, together with the independent auditor's report thereon, will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will also be available on the Company's website. The 2009 annual report and consolidated financial statements will be circulated to shareholders shortly. Statutory financial statements for the year ended March 31, 2008 have been filed with the Irish Registrar of Companies. The independent auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the preliminary financial statements for the year ended March 31, 2009 on May 29, 2009.

Reclassifications

The Company has reclassified the following amounts in its comparative balance sheet as at March 31, 2008:

a.	a reclassification of €2.0m from other creditors to provisions, both within non-current liabilities, reflecting the present value of the Company's net pension obligations; and

b.	a reclassification of €23.1m from the capital redemption reserve fund to share premium related to the share buy-back.

Amounts have been reclassified so as to present these balances on a consistent basis with the current period presentation.

2.  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these unaudited condensed consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.  Income tax credit

The income tax credit of €11.3m is primarily due to a deferred tax asset in respect of losses recognised.

5.  Capital and reserves

Share buy back programme.

Pursuant to the share buy-back programme announced in February 2008, from April 1, 2008 to date, the Company has repurchased and cancelled 18.1m shares at a total cost of €46.0m. This is equivalent to 1.2% of the issued share capital of the Company at March 31, 2009.

6.  Share based payments

The terms and conditions of the share option programmes are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the period of approximately €3.8m is related to the fair value of various share options granted, which are being recognised within the income statement in accordance with employee services rendered.

7.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

8.  Capital commitments

During the year ended March 31, 2009 the Group exercised thirty options under its contract with Boeing whereby it will increase its "firm" aircraft deliveries by this amount during 2011 and 2012 fiscal years.  At March 31, 2009, this brings Ryanair's total firm orders for Boeing 737-800 aircraft to 134 and the total fleet size (net of planned disposals) to 291 by 2012.

9.  Available for sale financial assets (Aer Lingus)

In the year ended March 31, 2009, the Group recorded an impairment charge of €222.5m on its shareholding in Aer Lingus reflecting a further decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €0.59 at March 31, 2009.  The Aer Lingus shares are currently trading at approx €0.65 per share.

10.  Changes in shareholders' equity

		Share		Capital
	Ordinary	premium	Retained	Redemption		Other
	Shares	account	earnings	Shares	Hedging	Reserves	Total
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Balance at March 31, 2007	9,822	607,433	1,905,211	-	(38,963)	56,270	2,539,773
Issue of ordinary equity shares	21	8,382	-	-	-	-	8,403
Repurchase of ordinary equity shares	-	-	(299,994)	-	-	-	(299,994)
Capital redemption reserve fund	(378)	-	-	378	-	-	-
Net movements out of cash flow reserve	-	-	-	-	(103,192)	-	(103,192)
Net change in fair value of available for sale asset	-	-	-	-	-	(48,926)	(48,926)
Share based payments	-	-	-	-	-	10,925	10,925
Retirement benefits	-	-	4,497	-	-	-	4,497
Subtotal	(378)	-	(295,497)	378	(103,192)	(38,001)	(436,690)
Profit for the year	-	-	390,708	-	-	-	390,708
Balance at March 31, 2008	9,465	615,815	2,000,422	378	(142,155)	18,269	2,502,194
Issue of ordinary equity shares	4	1,611	-	-	-	-	1,615
Repurchase of ordinary equity shares	-	-	(46,015)	-	-	-	(46,015)
Capital redemption reserve fund	(115)	-	-	115	-	-	-
Net movements into cash flow reserve	-	-	-	-	140,190	-	140,190
Share based payments	-	-	-	-	-	3,757	3,757
Retirement benefits	-	-	(7,507)	-	-	-	(7,507)
Subtotal	(115)	-	(53,522)	115	140,190	3,757	90,425
(Loss) for the period	-	-	(169,173)	-	-	-	(169,173)
Balance at March 31, 2009	9,354	617,426	1,777,727	493	(1,965)	22,026	2,425,061

   11.  Analysis of operating revenues and segmental analysis

All revenues derive from the Group's principal activity and business segment as a low fares airline and includes  scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Year	Year
	ended	ended
	Mar 31,	Mar 31,
	2009	2008
	€'000	€'000
United Kingdom	954,616	1,021,005
Other European countries	1,987,349	1,692,817
Total operating revenues	2,941,965	2,713,822

All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

12.     (Losses)/Earnings per share

	Year	Year
	ended	ended
	Mar-31	Mar-31
	2009	2008
Basic (losses)/earnings per ordinary share euro cent	(11.44)	25.84
Diluted (losses)/earnings per ordinary share euro cent	(11.44)	25.62
Weighted average number of ordinary shares (in 000's)	1,478,472	1,512,012
Weighted average number of ordinary shares (in 000's)	1,478,472	1,524,935

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of Nil (2008: 12.9m). For the year ended 31 March 2009 there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares of 2.7m outstanding was anti-dilutive.

13.  Property, plant and equipment

Acquisitions and disposals

During the year ended March 31, 2009, the Group acquired assets with a cost of €702.0m (year ended March 31, 2008: €937.1m).  There were 16 Boeing 737-800 aircraft disposed of during the period, the balance of the sales proceeds of which amounted to €314.2m.  Deposits have also been received in relation to 3 future aircraft disposals.  All of these disposals are scheduled to take place in Quarter 1, Fiscal 2010.

14.  Post balance sheet events

There were no significant post balance sheet events.

15.  US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these preliminary financial statements.

16.    Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the year ended March 31, 2009 that materially affected the financial position or the performance of the Company during the year and there were no changes in the related parties described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  2 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary